Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan Committee of

FMC Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-76214) on Form S-8 of FMC Technologies, Inc. of our report dated June 8, 2006, with respect to the statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan, as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2005 Annual Report on Form 11-K of the FMC Technologies, Inc. Savings and Investment Plan.

/s/ Grant Thornton LLP

Chicago, Illinois

June 8, 2006

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